[Letterhead of Wachtell, Lipton, Rosen & Katz]


                               September 27, 2005



VIA EDGAR

Mr. James Peklenk
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., MailStop 6010
Washington, D.C.  20549

               Re:      Sanofi-Aventis
                        Form 20-F for Fiscal Year Ended December 31, 2004 Filed April 11, 2005
                        File No. 001-31368
                        -------------------------------------------------

Dear Mr. Peklenk:

               This is a follow up to our telephone conversation last week regarding the Staff's comment letter dated September 16, 2005 addressed to Mr. Jean-Claude Leroy, Chief Financial Officer of Sanofi-Aventis. As we discussed, this firm acts as special United States counsel to Sanofi-Aventis and this letter is being sent on their behalf.

               This letter is to confirm that, as we discussed, Sanofi-Aventis is in the process of gathering information responsive to the Staff's September 16, 2005 comment letter and intends to respond to the Staff's comment letter in mid-October.

               Please do not hesitate to contact me at (212) 403-1309 if you have any questions.


                                                 Very truly yours,

                                                 /s/ David A. Katz

                                                 David A. Katz


cc:     Jean-Claude Leroy
        John Felitti
        Peter Nurczynski